K&F GROWTH ACQUISITION CORP. II

1219 Morningside Drive, Suite 110
Manhattan Beach, CA 90266

January 31, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Benjamin Holt and Jeffrey Gabor

Re:	K&F Growth Acquisition Corp. II
Registration Statement on Form S-1
Filed October 31, 2024, as amended File No. 333-282929

Dear Mr. Holt and Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, K&F Growth Acquisition Corp. II hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on February 4, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Fetters
Daniel Fetters
Co-Chief Executive Officer, Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP